UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
		May 10, 2006

via U.S. mail

Matthew  L. Jesch
Chief Financial Officer
Newpage Holding Corporation
Courthouse Plaza, NE
Dayton, Ohio 45463


	Re:  	Newpage Holding Corporation
		Amendment No. 3 to Registration Statement on
      Form S-4
File No. 333-129343
Filed April 18, 2006
Registration Statement on Form S-1
File No. 333-133367
Filed April 18, 2006


      Dear Mr. Jesch:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4/A

General

1. Contemporaneous with the filing of the current amendment, you have also filed a Form
S-1 registration statement relating to an initial public offering of your common stock. The amended S-4 disclosure should be revised where appropriate to reflect this offering. For example, the disclosure in the S-1 regarding your anticipated use of proceeds following the initial public offering is currently omitted from the
S-4 prospectus. Revise the disclosure throughout the S-4 to reference material information regarding the initial public offering and the impact of such on your financial condition for the upcoming
12 months. As appropriate, please make parallel changes to affected disclosure in the S-1 based on revisions made to the S-4.

2. We expect that you will need to update your financial statements to comply with Rule 3-12 of Regulation S-X.

3. Include a Recent Developments Section that discloses the recent divestiture of your carbonless paper business segment and the decision to commence an initial public offering of common stock of the company.

4. We remind you of prior comment 11 of our letter dated December
1,
2005 in which we requested you provide objective support for the statements made in the prospectus. On page 5, you disclose your belief in your ability to reduce or avoid market down-time and to participate in improving industry pricing in 2006. You state this belief is based in part, on assumptions relating to demand for coated paper products remaining stable or increasing.  However, on page
49,
you disclose that in the second quarter of fiscal 2005, you experienced a reduction in sales volume caused largely by "a slowdown
in industry demand".   You further state that this led to market
related down-time which reduced your production by approximately 30,000 tons more of coated paper in the fiscal year 2005 as compared
to the fiscal year 2004.   In light of the recent industry
downturn
in demand, please provide support and clarify the reasons for your belief that demand will in fact, stabilize or increase in 2006. Further, rather than defining "RISI" on page 32, revise your disclosure to define the term when first used in the prospectus. Additionally, please confirm that the studies referenced in the prospectus are available to the public free of charge or for a de minimis amount.


Prospectus Summary, page 1

Summary Terms of New Notes, page 11

5. Revise the second sentence in footnote 1 to clarify that the paper series also now includes Class C common percentage interests.
Please
also note our subsequent comment requesting clarification of the circumstances surrounding the issuance of such interests.

6. Update the disclosure in this section and in the disclosure under
"Description of the New Notes" on page 102 to reference the newly announced public offering of securities and your intention to fully redeem the PIK Notes with the proceeds raised from such an offering.

Summary Historical and Pro Forma Combined Financial Data, page 15

7. You state that you present EBITDA in the prospectus because "it is a primary component of certain covenants..." However, we note from your discussion of covenants within the Description of Certain Indebtedness on page 98 and 99, that the covenants are based on an amount identified as adjusted EBITDA, which has a different meaning than EBITDA. As such, the relevance of your presentation and discussion of EBITDA as a factor in your covenant calculations is somewhat illusive, and may require further revision to clarify.

Risk Factors, page 18

Risks Relating to the New Notes, page 18

"A substantial portion of our debt...," page 19

8. Remove the mitigating language that appears in the last sentence of this risk factor.

Risks Relating to Our Business, page 23

"If we are unable to obtain raw materials...," page 25

9. On page 52 you provide an estimate of the impact to your financial condition and results of operations resulting from a $1 increase in the cost of a barrel of crude oil. Further supplement this risk factor to delineate, as done on page 52, the dollar impact resulting from inflation related to recent increases in energy costs.

Unaudited Pro Forma Combined Financial Data and Other Pro Forma
Information, page 37

10. Please expand your introductory paragraphs to describe the transactions that underlie the presentation of the pro forma financial information, including the dates of the transactions and consideration paid. We expect the discussion would be similar to that provided within Management`s Discussion and Analysis on page 44 and 45, and responsive to the requirements set forth in Rule 11-02(b)(2) of Regulation S-X.

11. We note that you have not reflected the sale of your carbonless paper business or hydroelectric facilities in the pro forma statements. On a combined basis, the sales of the carbonless paper business and hydroelectric facilities appear to meet the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X. In addition, as the carbonless paper business was considered a separate segment under the provisions of SFAS 131, it would seem that the sale of such segment would be material to investors. As such, it appears you may need to revise the pro-forma financial information to show the effects of the pending disposition of the carbonless paper segment and the hydroelectric facilities to comply with Rule 11-01(a)(4) of Regulation S-X. We would not object if you wish to utilize separate columns for subtotals and differentiating these pro forma adjustments.

12. Since you have filed a Form S-1 for an initial public offering of your common shares, with the intention of using proceeds to redeem various notes, pay premiums on note redemptions, restructure credit facilities, and pay a distribution to your parent company, we believe that you should revise the pro forma financial information in the Form S-4 to also show the effects of the initial public offering and your intended use of proceeds. Please utilize subtotals in your pro forma financial statements, before these adjustments.

13. In Note 3 to the pro forma consolidated statement of operations you explain that the reduction in selling, general and administrative costs includes stand-alone costs that have been incurred under "other contractual arrangements" subsequent to the acquisition. Please clarify in your disclosure whether the "other contractual arrangements" includes the costs associated with the information technology and human resources services agreement with Accenture, which you discuss on page F-47 and in various other locations within the document. Please explain your position if this is not the case.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 44
Liquidity and Capital Resources, page 44

14. Revise to clarify whether your estimated budget includes anticipated net proceeds available following the initial public offering or whether the estimated budget is based solely on current cash and credit available. Supplement your discussion to reference expenditures to be made in connection with the redemption of the New
Notes in the event your initial public offering is completed.

Sale of Carbonless Paper Business and Hydroelectric Generating
Facilities, page 45
15. Supplement your disclosure by providing an explanation of the reasons for the divestiture of the carbonless paper business segment.

Cost of Sales, page 46

16. In light of recent volatility in the price of crude oil, and therefore, petroleum-based products, rather than state the price of latex increased "significantly", quantify the dollar amount by which such prices increased in 2005 in comparison to 2004.

Liquidity and Capital Resources, page 53

17. In Note R to your audited financial statements, you explain that your operating subsidiaries existing indebtedness prevents it from making distributions to you, that you have no independent assets or operations, and therefore, your ability to repay the PIK notes is dependent on your ability to raise funds from issuing capital stock.

The guidance in Instruction 6 to Item 303(a) of Regulation S-K explains that in situations where distributions from subsidiaries are restricted, the discussion of liquidity should describe the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on the ability of the parent to meet its cash obligations. Please revise your disclosure to provide this discussion.

Capital Expenditures, page 54

18. Although you specify how approximately $21 million of the $90 million 2006 capital expenditure budget will be spent, you have not delineated how you intend to spend the remaining $69 million.
Please
revise your disclosure accordingly.

19. We note the recent sale of the carbonless paper business and the
revised disclosure in the Business section that states a business strategy of the company`s will be to "enhance scale through opportunistic acquisitions and strategic partnerships." Please advise us of your intentions with respect to future acquisitions that would be consummated in the next 12 months and specify the limitations imposed on you with respect to the types of business acquisitions you may make generally. In this regard, we refer you to
Section 5.06 of the Asset Purchase Agreement dated February 21,
2006
in which you agree to refrain from directly or indirectly engaging in business of the kind done by the carbonless business segment sold during a restricted period. We may have further comment.

20. Revise your disclosure to reference the sources of capital you intend to use to accomplish your business strategy with respect to the acquisitions and strategic partnerships you reference on page
72.


Legal Proceedings, page 82

21. We note the updated disclosure under Legal Proceedings with respect to the pending case in the Federal District Court of Maryland. Clarify your disclosure to indicate whether you anticipate being able to receive indemnification from MeadWestco in the event the court rules in favor of the Environmental Protection Agency. Specifically, clarify whether the issues involved in the case relate to the design, installation or construction of scrubber-compliant baghouse that would be considered capital spending as defined in the purchase agreement. In this regard, we note that MeadWestCo would not indemnify you for litigation losses stemming from such design, installation or construction. We may have further comment.

Management, page 83

22. Please revise the biographical information of the directors and officers so that it complies with Item 401 of Regulation S-K. For example, revise the biographies to ensure that you completely describe each individual`s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographies of Messrs. Suwyn, Clark, Cooper, Armstrong, Prystash, and Strong.

Summary Compensation Table, page 87

23. It would appear based on the salary and bonus received by Mr.
Martin that he should be amongst the officers included in the summary compensation table. Please revise or advise.

Termination Provisions, page 89

24. Revise to specify here and in the disclosure regarding Mr.
Vogel,
the welfare benefits and value thereof that the named executives are entitled to receive.

Former Chief Executive Officer, page 89

25. Revise to specify the "certain conditions" that must be
satisfied
in order for Mr. Vogel to receive the repurchase consideration of
$7
million. Additionally, please provide us with the repurchase agreement dated April 5, 2006 that you reference in the disclosure.

Management Restricted Participation Interests, page 90

26. We note that a portion of the Class A, B and C Common
Percentage
Interests will automatically vest upon an "initial public offering."
Revise the disclosure to clarify whether the "initial public offering" must be made by you or by Maple Timber Acquisition. If the
"initial public offering" must be made by you, update the discussion to explain that you filed a Form S-1 for such an offering, and include the impact of the vesting on the consolidated financial statements within a footnote to the pro forma financial information.


27. It appears that Class C Common Percentage interests were recently issued to Mr. Willet. Explain to us why Class C Common Percentage interests were exclusively issued to Mr. Willet and generally inform us of the circumstances under which new classes of
Common Percentage interests can be issued. For example, explain whether additional series of Common Percentage interests in Maple Timber Acquisition will be issued upon the engagement of new or additional executive officers or directors. Finally, in light of the pending initial public offering, revise to delineate the impact, if any, on the investors in the initial public offering resulting from additional issuances and distributions to current percentage interest holders.

Certain Material  U.S. Federal Income and Estate Tax
Considerations,
page 140

28. Please revise the discussion included in this section to specifically state that the discussion constitutes the opinion of counsel. In addition, identify tax counsel who is issuing the opinion.

Financial Statements - NewPage Holding Corporation and
Subsidiaries,
page F-24

Note B - Summary of Significant Accounting Policies, page F-30

Derivative financial instruments, page F-30

29. You disclose that the fair value of purchased derivative instruments is based on the amount you could receive from the counterparty. However, in the next paragraph regarding the fair value of financial instruments you explain that the fair values of the interest rate swaps and cap, and the basket option contract is based on quotes from brokers. These two disclosures do not appear to be consistent with one another. Please clarify within the disclosures how the fair values of the instruments are determined.

Note C - Acquisition and Related Transactions, page F-32

30. Revise the discussion to clearly indicate whether you had any operations and/or activity prior to the acquisition of the predecessor. In other words, it should be clear from the disclosure what your date of inception is, and why you are only presenting the results of operations for the eight months ended December 31, 2005.

Note P - Subsequent Events, page F-49

31. You explain that the assets sold related to the hydroelectric generating facilities and the carbonless paper business were not classified as held for sale because approval for the sales did not occur prior to December 31, 2005. Please address all the points identified in paragraph 30 of SFAS 144 in making your determination.
We anticipate that you will be reclassifying activity associated with these operations to comply with the guidance in paragraph 42 of SFAS
144 when updating your financial statements.

Exhibit 12.1

32. The entire schedule is labeled as that of NewPage Holding Corporation and Consolidated Subsidiaries without giving any indication that the periods from 2001 through April 30, 2005 relate to the predecessor. Please revise to clearly indicate the periods related to the predecessor and include a line separating the predecessor from successor, similar to the presentation in the Selected Financial Information on page 41.

Form S-1

General

33. Provide updated disclosure in each amendment. For example, please include information regarding the stock-split you intend to effect prior to the closing of the initial public offering. We will need time to review all new disclosure, any additional proposed artwork or graphics and all omitted exhibits. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Cover Page

34. Please provide disclosure regarding the number of shares being offered and the estimated price range of the shares as required by
Item 501(b) of Regulation S-K.

35. Your current disclosure states your intention to apply for listing on the New York Stock Exchange. Please clarify whether you have in fact applied for listing on the New York Stock Exchange and if not, specify the reasons why you have not yet applied.

Dividend Policy, page 27

36. Please revise to explain why you believe you will be capable of distributing dividends given the net loss you incurred during the last fiscal year on a pro forma basis. Further, disclose the percentage of available cash for distribution that you intend on distributing. We may have further comment.


Unaudited Pro Forma Consolidated Statement of Operations, page 32

37. Revise the pro forma information to include a measure of earnings
(loss) per share in accordance with Rule 11-02 of Regulation S-X.

38. Please note that it is our expectation that the pro forma financial information presented in the S-1 should be the same as that presented in the Form S-4. Please advise us of any additional information that you believe should be considered.

Financial Statements of Printing and Writing Papers Business, page
F-
2

Report of Independent Registered Public Accounting Firm, page F-2

39. We note that your auditors have issued an audit report opining on the accompanying combined financial position at December 31, 2004 and
2003. However, the December 31, 2003 balance sheet is not included in your filing. As we believe that financial statements referenced in an audit opinion should correspond precisely with those that are included in the filing, it will be necessary to either have your independent auditors remove the reference to the December 31, 2003 combined statement of financial position, or to revise the document to include the statement.

Combined Statements of Operations, page F-3

40. We note you present loss per share for the predecessor based on the capital structure of the successor, although you have refrained from reporting share activity in the Statements of Changes in Combined Equity on page F-5. Please explain your rationale in utilizing the capital structure of the successor entity in deriving per share results for your predecessor entity, describe the character of the measures that you believe this procedure yields, and also tell us the reasons you believe presenting the measures in the Form S-1 is appropriate, while leaving them out of the Form S-4.

41. We note that while the net losses for the periods are presented in millions, your disclosure on page F-25 suggests that the number of common shares outstanding is not. Please revisit your EPS calculations and related disclosures throughout the document, and revise as necessary to correctly present the measures of loss per share.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski, Staff Accountant at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686
if
you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at
(202)
551-3757 or Tangela Richter, Branch Chief at (202) 551-3645 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.



        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

cc:	Michael Littenberg, Esq.
	Schulte Roth & Zabel
	(212) 593-5955 (via facsimile)
Mr. Jesch
Newpage Holding Corporation
May 10, 2006
page 10